Free Writing Prospectus

Van Eck Merk Gold Trust

OUNZ Mention ETF.com

0001546652

Pursuant to 433/164

333-180868

Follow This Gold Metric To Buy/Sell

This article is part of a regular series of thought leadership pieces from some of the more influential ETF strategists in the money management industry. Today's article features Steve Blumenthal, chairman and chief executive officer of King of Prussia (greater Philadelphia area), Pennsylvania-based CMG Capital Management.

Investors are understandably confused about when to increase or diminish the gold portion of their portfolios.

With the U.S. stock market starting the year with a historic slide and the rest of the world in or near a recession, conventional wisdom dictates that gold should be a good investment now.

Some market prognosticators are urging investments in gold and oil, since they are beaten down. But hold on—not so fast. Let's look at a way to take the guessing out of when to underweight or overweight gold.

Check Out This Metric

A simple 13-week over 34-week moving average has done a good job at identifying both up-trending "cyclical bull" market periods and down-trending "cyclical bear" periods. We want to underweight or step away from gold during the down-trending periods, and add exposure in up-trending periods.

Here is how it works: First, find a good stock-charting service. In the following chart, I apply two moving average trend lines. One is a shorter 13-week exponential moving average ("EMA") trend line and the other is a 34-week EMA trend line. Think of this as comparing the average price over the last 13 weeks to the average price over the last 34 weeks.

An EMA is a type of moving price average that gives more weight to the latest data.

The Buy & Sell Triggers

When the short-term trend line (blue line in the chart) falls below the longer-term trend line (red line in the chart), you reduce or eliminate your gold exposure. Also note the vertical blue and red lines that mark the changes in the cyclical environment (see yellow circles).

"For gold fund managers, it has been the worst of times. When it seems the market can't go lower, it finds new lows. In our view, gold and gold stocks are unloved and oversold. We have felt this sentiment before, in the crash of 2008, the grueling bear market from 1996 to 2001, and the epic collapse from 1980 to 1985. The current period of 2011 to 2015 ranks historically among the worst bear markets for gold and gold stocks, as measured by peak-to-trough performance in percentage terms. Given the depth and duration of this bear market, using past markets as guides suggests this market should begin to improve in 2016."

—Joe Foster, Portfolio Manager/Strategist at Van Eck

Fundamentally, Joe may be right. I can make a strong argument for why gold may reach $3,000 per ounce. My friend Jim Rickards, author of "Currency Wars," is forecasting $5,000. If and when? We just don't know.

Further, this view may prove incorrect. A better process, I believe, is to let tactical trend analysis help you to overweight when the trend is cyclically bullish and underweight (or abstain) when the trend is cyclically bearish.

Here are a few gold ETFs that track the spot price of gold for you to consider:

SPDR Gold (GLD | A-100)

iShares Gold Trust ETF (IAU | A-100)

Van Eck Merk Gold (OUNZ | C)

OUNZ distinguishes itself from other physically held gold funds by allowing individual investors to redeem shares for gold coins and bars. It houses its gold in London vaults.

Gold remains an important portfolio diversification asset. Today the trend is bearish. Keep a close eye out for a change in trend and take action then. Own gold—just not yet.

At the time of writing, the author's firm owned no shares of the securities mentioned above on behalf of clients. CMG is an ETF strategist specializing in tactical investing, using trend-following and relative-strength-based strategies. CMG Chairman CEO and CIO Stephen Blumenthal also writes for Forbes and speaks on various radio and TV shows. Contact CMG at 610-989-9090 or at info@cmgwealth.com. Click here to receive his free weekly e-letter. For a list of relevant CMG disclosures, click here.

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.